Mail Stop 3561

August 20, 2008

Mr. Keith Berman
Chief Financial Officer
InstaCare Corp.
2660 Townsgate Road, Suite 300
Westlake Village, CA 91361

> **Re: InstaCare Corp.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-33187**

Dear Mr. Berman:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007 filed April 3, 2008

General

1. We note that during the current fiscal year you filed a registration statement on Form S-8. As a result, please file a current consent in accordance with Item 601 of Regulation S-K.

Management's Reports On Internal Control Over Financial Reporting, page 49

2. We note you concluded your internal control over financial reporting was not
    effective as of December 31, 2007. Considering this conclusion, please
    revise to disclose the following:
    *   the basis for your ineffective conclusion (e.g. discovery of a material
        weakness)
    *   the nature of any material weakness
    *   when the material weakness, if any, was identified, by whom it was
        identified and when the material weakness first began
    *   the impact of the material weakness on your financial reporting and
        the control environment, and
    *   management's current plans, if any, to remediate the weakness.

3. Please provide a statement in substantially the following form to comply with
    Item 308(T)(a)(4) of Regulation S-K as follows: "This annual report does not
    include an attestation report of the company's registered public accounting
    firm regarding internal control over financial reporting. Management's report
    was not subject to attestation by the company's registered public accounting
    firm pursuant to temporary rules of the Securities and Exchange Commission
    that permit the company to provide only management's report in this annual
    report."

Signatures

4. Please provide a signature page and executed signatures in the format set
    forth by Form 10-K. Please ensure to include signature of the Principal
    Executive Officer. See General Instruction D to Form 10-K.

Section 302 and 906 Certifications

5. Please amend to file Section 302 and 906 certifications that include the date
    and the conformed signature above the signature line.

6. Please amend to file Section 302 and 906 certifications of your principal
    executive officer. If your principal financial officer was also serving as your
    principal executive officer, please amend your certifications to include this
    additional role.

Other Exchange Act Filings

7. We note from your disclosure in your Forms 10-Q that your disclosure
    controls and procedures were <u>effective</u> as of March 31, 2008 and June 30,
    2008. However, you have stated in your most recent Form 10-K that your
    disclosure controls and procedures were <u>not effective</u> as of December 31,
    2007. Please revise your disclosure in the appropriate Form 10-Q to discuss
    the corrective actions you have made to your disclosure controls and
    procedures since December 31, 2007 to conclude that these controls are now
    effective at subsequent period ends.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in
    the filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing;
    and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of
    the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian K. Bhandari, Branch Chief, at (202) 551- 3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services